MEMORANDUM
TO:	Christina Fettig and David Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	January 28, 2020
SUBJECT:
Response to accounting comments to the initial registration statements (each, as applicable, a “Registration Statement” and, collectively, the “Registration Statements”) filed on Form N-14 on December 19-20, 2019, as amended on December 23, 2019, relating to the following reorganizations:

File No.: 333-235584 – JNL/Nicholas Convertible Arbitrage Fund into JNL Conservative Allocation Fund, each a series of Jackson Variable Series Trust (“JVST”)

File No.: 333-235585 – JNL/Mellon S&P 1500 Value Index Fund, a series of JNL Series Trust (“JNLST”), into JNL/Mellon DowSM Index Fund, a series of JNL Variable Fund LLC (“JNLVF”)

File No.: 333-235586 – JNL/Mellon S&P 1500 Growth Index Fund, a series of JNLST, into JNL/Mellon Nasdaq® 100 Index Fund, a series of JNLVF

File No.: 333-235587 – JNL/FAMCO Flex Core Covered Call Fund, a series of JVST, into JNL/JPMorgan Hedged Equity Fund, a series of JNLST

File No.: 333-235588 – JNL/VanEck International Gold Fund, a series of JVST, into JNL/BlackRock Global Natural Resources Fund, a series of JNLST

File No.: 333-235589 – JNL Institutional Alt 100 Fund, a series of JVST, into JNL Multi-Manager Alternative Fund, a series of JNLST

File No.: 333-235590 – JNL/Eaton Vance Global Macro Absolute Return Advantage Fund, a series of JVST, into JNL/Franklin Templeton Global Multisector Bond Fund, a series of JNLST

File No.: 333-235591 – JNL/The London Company Focused U.S. Equity Fund, a series of JVST, into JNL/Morningstar Wide Moat Index Fund, a series of JNLST

File No.: 333-235592 – JNL/Neuberger Berman Currency Fund, a series of JVST, into JNL/PIMCO Income Fund, a series of JNLST

File No.: 333-235593 – JNL/PPM America Mid Cap Value Fund into JNL/MFS Mid Cap Value Fund, each a series of JNLST

File No.: 333-235609 – JNL Institutional Alt 50 Fund, a series of JNLST, into JNL Moderate Allocation Fund, a series of JVST

File No.: 333-235610 – JNL/Franklin Templeton Global Fund into JNL/Loomis Sayles Global Growth Fund, each a series of JNLST

File No.: 333-235611 – JNL/Invesco China-India Fund and JNL/Oppenheimer Emerging Markets Innovator Fund into JNL/Lazard Emerging Markets Fund, each a series of JNLST

File No.: 333-235612 – JNL/Goldman Sachs Emerging Markets Debt Fund into JNL/DoubleLine® Emerging Markets Fixed Income Fund, each a series of JNLST

File No.: 333-235613 – JNL/S&P Mid 3 Fund into JNL/Mellon S&P 400 MidCap Index Fund, each a series of JNLST

File No.: 333-235615 – JNL/Scout Unconstrained Bond Fund into JNL/PIMCO Income Fund, each a series of JNLST

File No.: 333-235616 – JNL/PPM America Value Equity Fund into JNL/Franklin Templeton Mutual Shares Fund, each a series of JNLST

File No.: 333-235617 – JNL/FPA + DoubleLine® Flexible Allocation Fund into JNL/JPMorgan Global Allocation Fund, each a series of JNLST

File No.: 333-235618 – JNL Institutional Alt 25 Fund into JNL Moderate Growth Allocation Fund, each a series of JNLST

This memorandum addresses accounting comments received via telephone on January 3, 2020, January 15, 2020, January 17, 2020, and January 22, 2020 from the U.S. Securities and Exchange Commission staff (the “Commission Staff”) regarding the Registration Statements.

The comments are repeated below in italics, with responses immediately following.  Capitalized terms used herein have the same meaning as in the Registration Statements.

A.	Global Accounting Comments
(Applicable to all File Numbers unless otherwise noted)

1.	Please provide the percentage of each target fund’s portfolio that is being sold in connection with the Reorganization.

RESPONSE: As requested, below is information relating to the percentage of each target fund’s portfolio that is being sold:

File Number	Approximate % of Target Fund Being Sold in Connection with the Reorganization
333-235584 JNL/Nicholas Convertible Arbitrage Fund into JNL Conservative Allocation Fund	100%
333-235585 JNL/Mellon S&P 1500 Value Index Fund into JNL/Mellon DowSM Index Fund	74%
333-235586 JNL/Mellon S&P 1500 Growth Index Fund into JNL/Mellon Nasdaq® 100 Index Fund	61% [1]
333-235587 JNL/FAMCO Flex Core Covered Call Fund into JNL/JPMorgan Hedged Equity Fund	72%
333-235588 JNL/VanEck International Gold Fund into JNL/BlackRock Global Natural Resources Fund	85%
333-235589 JNL Institutional Alt 100 Fund into JNL Multi-Manager Alternative Fund	100%
333-235590 JNL/Eaton Vance Global Macro Absolute Return Advantage Fund into JNL/Franklin Templeton Global Multisector Bond Fund	99.9%
333-235591 JNL/The London Company Focused U.S. Equity Fund into JNL/Morningstar Wide Moat Index Fund	85%
333-235592 JNL/Neuberger Berman Currency Fund into JNL/PIMCO Income Fund	1%
333-235593 JNL/PPM America Mid Cap Value Fund into JNL/MFS Mid Cap Value Fund	79%
333-235609 JNL Institutional Alt 50 Fund into JNL Moderate Allocation Fund	52% [2]
333-235610 JNL/Franklin Templeton Global Fund into JNL/Loomis Sayles Global Growth Fund	78%
333-235611 JNL/Invesco China-India Fund and JNL/Oppenheimer Emerging Markets Innovator Fund into JNL/Lazard Emerging Markets Fund	91% (Invesco Fund) 95% (Oppenheimer Fund)
333-235612 JNL/Goldman Sachs Emerging Markets Debt Fund into JNL/DoubleLine® Emerging Markets Fixed Income Fund	96%
333-235613 JNL/S&P Mid 3 Fund into JNL/Mellon S&P 400 MidCap Index Fund	72%
333-235615 JNL/Scout Unconstrained Bond Fund into JNL/PIMCO Income Fund	99.9%
333-235616 JNL/PPM America Value Equity Fund into JNL/Franklin Templeton Mutual Shares Fund	80%
333-235617 JNL/FPA + DoubleLine® Flexible Allocation Fund into JNL/JPMorgan Global Allocation Fund	99.5%
333-235618 JNL Institutional Alt 25 Fund into JNL Moderate Growth Allocation Fund	26%
1 The following language will be incorporated into the definitive Registration Statement: “The S&P Fund’s portfolio is less concentrated than the Nasdaq Fund’s portfolio. The S&P Fund’s portfolio holds approximately 875 securities, whereas the Nasdaq Fund’s portfolio holds approximately 100 securities. There is considerable name overlap in the securities held in each portfolio because both Funds primarily hold large cap growth stocks as a principal investment strategy. However, because the weightings of the securities within each Fund are different, a portion of the S&P Fund’s holdings need to be sold to align with the Nasdaq Fund’s principal investment strategies.”
2 The following language will be incorporated into the definitive Registration Statement: “The Alt 50 Fund invests in a larger number of Underlying Funds (approximately 35 Underlying Funds) than the Moderate Fund (approximately 27 Underlying Funds). While the portion of the Alt 50 Fund’s portfolio that is invested in Underlying Funds in traditional investments (approximately 50%) is similar to the Moderate Fund’s portfolio, the portion of the Alt 50 Fund’s portfolio that is invested in Underlying Funds in alternative investment categories (approximately 50%) is not similar to the Moderate Fund’s portfolio.  This portion of the Alt 50 Fund that is invested in Underlying Funds in alternative investment categories needs to be sold to align with the Moderate Fund’s principal investment strategies.”

2.
Please supplement the disclosure within each Registration Statement, as applicable, to include the percentage of the Acquired Fund that will be sold in connection with the Reorganization, including any forced sales for compliance purposes and any sales relating directly to or in connection with each Reorganization.

RESPONSE: Each Registrant, as applicable, has updated the disclosure as set forth below.

For the Reorganizations utilizing a transition manager, the following language will be enhanced as reflected in the below excerpt.  The underlined text reflects new language, and language that is stricken through is deleted:

It is currently anticipated that approximately [X]% of the [Acquired] Fund’s ~~will transfer its~~ holdings will be transferred to the [Acquiring] Fund in connection with the Reorganization and that, prior to the Reorganization, JNAM will use a transition manager to align or sell approximately [X]% of the [Acquired] Fund’s holdings and invest the proceeds in securities that the [Acquiring Fund] wishes to hold ~~with those of the [Acquiring] Fund~~.

For the Reorganizations not utilizing a transition manager, the following language will be enhanced as reflected in the below excerpt.  The underlined text reflects new language, and language that is stricken through is deleted:

It is currently anticipated that approximately [X]% of the [Acquired] Fund’s ~~will transfer its~~ holdings will be transferred to the [Acquiring] Fund in connection with the Reorganization and that, prior to the Reorganization, approximately [X]% of the [Acquired] Fund’s holdings will be aligned or sold ~~with those of the [Acquiring] Fund~~.

The Acquired Fund in the following Reorganization will be fully liquidated in advance of the transaction and 100% of the proceeds will be invested in the Acquiring Fund in accordance with the Acquiring Fund’s principal investment strategies:

File No.: 333-235584 – JNL/Nicholas Convertible Arbitrage Fund into JNL Conservative Allocation Fund

The Acquired Fund in the following Reorganization will liquidate approximately 99.5% of its holdings in advance of the Reorganization and the proceeds will be invested in the Acquiring Fund in accordance with the Acquiring Fund’s principal investment strategies. The Acquired Fund’s private securities (managed by Ivy) are the securities that will be transferred to the Acquiring Fund.

File No.: 333-235617 – JNL/FPA + DoubleLine® Flexible Allocation Fund into JNL/JPMorgan Global Allocation Fund

The following Reorganizations do not have transactions costs:

File No.: 333-235589 – JNL Institutional Alt 100 Fund into JNL Multi-Manager Alternative Fund

File No.: 333-235609 – JNL Institutional Alt 50 Fund, into JNL Moderate Allocation Fund, a series of JVST

File No.: 333-235618 – JNL Institutional Alt 25 Fund into JNL Moderate Growth Allocation Fund

3.
Please update the disclosure within each Registration Statement, as applicable, to reflect the costs of the portfolio repositioning in basis points (in addition to the current disclosure which reflects dollar amounts).

RESPONSE: The Registrants have made the requested updates.

4.
Please update the disclosure in each Registration Statement to include the estimated costs of the Reorganization to be paid by management and clarify if management will pay the costs of the Reorganization whether or not the Reorganization is consummated.

RESPONSE: The Registrants supplementally confirm and each Registrant has updated the disclosure within its respective the Registration Statement to reflect that management will pay the costs of the Reorganization whether or not the Reorganization is consummated. Because disclosure of the estimated costs of the Reorganization is not required by Form N-14 and is not believed by the Registrant to be material to shareholders or contract owners given that the costs will be borne by JNAM rather than either Fund, the Registrant respectfully declines to add the suggested disclosure.

5.
In the bullet point discussing the expenses following the Reorganization in the “Proposal” section in each Registration Statement, please revise the language stating that the expenses “will be” higher/lower to state that the expenses are “expected to be” higher/lower.

RESPONSE: The Registrants have made the requested updates.

6.	Please supplementally confirm the date as of which the performance information will be provided in the definitive filings.

RESPONSE: Each Registrant has updated the performance information in the definitive filings to include December 31, 2019 performance.

7.
Please note that the capitalization tables, which are as of June 30, 2019, factor in the transactions costs, which in turn is causing consistency issues elsewhere in the disclosure when the June 30, 2019 assets are provided. Please review the Registration Statements and revise the disclosure as applicable.

RESPONSE: The Registrants have made the requested updates.

8.
Please review the bullet point summarizing the Acquired Fund’s and Acquiring’s Funds performance within the “Board Considerations” section of each Registration Statement and revise, as appropriate, to reflect a more balanced approach relating to the Acquired Fund’s and Acquiring Fund’s outperformed/underperformance.

RESPONSE: The Registrants have made the requested updates.

9.
Please represent supplementally that the fees and expenses reflected in the “Comparative Fee and Expense Tables” section of each Registration Statement are current fees and expenses for each Fund in accordance with Item 3 of Form N-14.

RESPONSE: Each Registrant confirms that the fees and expenses in the annual fund operating expenses table are the current fees and expenses in accordance with Item 3 of Form N-14.

10.
In the pro forma financial narratives of each applicable Registration Statement, please include the estimated costs of the Reorganization to be paid by management and clarify if management will pay the costs of the Reorganization whether or not the Reorganization is consummated.

RESPONSE: The Registrants supplementally confirm and each Registrant has have updated the disclosure within the Registration Statements to reflect that management will pay the costs of the Reorganization whether or not the Reorganization is are consummated. Because disclosure of the estimated costs of the Reorganization is not required to be included in the pro forma narratives and is not believed by the Registrant to be material to shareholders or contract owners given that the costs will be borne by JNAM rather than either Fund, the Registrant respectfully declines to add the suggested disclosure.

11.
In the pro forma financial narratives of the Registration Statements, there is a reference to April 29, 2019 (prospectus date), please update to June 30, 2019 and quantify the adjustments in basis points.

RESPONSE: The Registrants have made the requested updates.

12.
Within the pro forma financial narrative section of certain Registration Statements where the repositioning of the Acquired Fund is not 100%, please include disclosure stating the expected percentage of the Acquired Fund that will be repositioned.

RESPONSE: The Registrants have made the requested updates.

13.
Within the pro forma financial narrative section of certain Registration Statements, the disclosure states that  there is no impact to other operating expenses. Please either explain how there is no impact to the other operating expenses, especially when considering duplication of services, such as audit fees, or revise the disclosure to describe the impact to other operating expenses for the Acquired Fund, the Acquiring Fund, and the Combined Fund.

RESPONSE: The Registrants have made the requested updates in the disclosure.

14.
Within the pro forma financial narrative section of all Registration Statements, please clearly identify related-party transactions, including payment/receipt of management fees, administrative fees, and 12b-1 fees.

RESPONSE: The Registrants have made the requested updates.

15.
Within the pro forma financial narrative section of the Registration Statements, please clarify the potential tax impact and consequences of each respective Reorganization, such as gains/losses and use of capital loss carry forwards.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to disclosure in the pro forma financials in the Registration Statements which is responsive to this comment (please see Appendix A hereto containing an example of such disclosure (as an excerpt from the pro forma financials)).

16.
Please disclose supplementally and within the pro forma financial narrative section of the Registration Statements: (i) the reasons behind certain of the Funds’ conversion from RICs to partnerships and (ii) whether the conversion/partnership tax status benefits the sub-advisers, adviser, or Jackson National. If the sub-advisers, adviser, or Jackson National receives a benefit, disclose if any of the benefits are being shared with the shareholders and contract owners.

RESPONSE: The conversion from RICs to partnerships provide a number of potential benefits to shareholders, including accelerated receipt of foreign tax reclaims under certain conditions, a potential increase in securities lending income, elimination of the risk that the affected Funds will fail to qualify for treatment as RICs under various tests imposed by the Internal Revenue Code, and a reduction in the risk of operational and administrative errors as the complexity of the Funds’ tax accounting and financial reporting is reduced. The Registrant notes that Jackson National receives benefits under the federal income tax laws with respect to tax deductions and credits as it relates to the tax structure of the Funds insofar as Jackson National is entitled to receive the deduction and credit for any dividends received or foreign tax payments generated by each of the Funds’ investment portfolios because the Funds advised by JNAM are owned directly by Jackson National’s separate accounts. As the Funds’ investment adviser, JNAM acts as a fiduciary for the benefit of the Funds’ ultimate shareholders (the variable annuity contract owners) and in no way seeks to maximize the dividends received deduction or foreign tax credits if there is a potential that it may detrimentally impact a shareholder or contract owner. Any additional benefits related to enhanced dividends received deduction or foreign tax credits to Jackson National are not directly shared with the adviser, sub-advisers, Funds, shareholders, or contract owners; however, JNAM is responsible for monitoring that any benefit that Jackson National receives from the tax structure of the Funds does not result in a detriment or have a harmful impact to the Funds, shareholders, or contract owners.

B.	Accounting Comment for 333-235584
(JNL/Nicholas Convertible Arbitrage Fund into JNL Conservative Allocation Fund)

1.	On page 4 of the proxy statement/prospectus, please confirm that the amounts in the annual fund operating expenses table appropriately tie out.

RESPONSE: The Registrant has updated the disclosure.

C.	Accounting Comment for each of 333-235585 and 333-235586
(JNL/Mellon S&P 1500 Value Index Fund into JNL/Mellon DowSM Index Fund, and
JNL/Mellon S&P 1500 Growth Index Fund into JNL/Mellon Nasdaq® 100 Index Fund)

1.
On page 4 of the proxy statement/prospectus for each of these Reorganizations, please note that the annual fund operating expenses table includes a waiver. In order to reflect the waiver in this table, the waiver must continue for at least one year from the date of this N-14 Registrant Statement. Please review and update accordingly.

RESPONSE: The Registrant has updated the disclosure as follows for both of these Reorganizations:

[2]
JNAM has contractually agreed to waive 0.05% of the administrative fees of the Class I shares for both Funds.  The fee waiver will continue for at least one year from the date of this Prospectus for each Fund, unless the JNLST Board or VF LLC Board, as applicable, approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the JNLST Board and VF LLC Board, as applicable.

D.	Accounting Comments for 333-235587
(JNL/FAMCO Flex Core Covered Call Fund into JNL/JPMorgan Hedged Equity Fund)

1.
On page 4 of the proxy statement/prospectus, please consider if it is appropriate to include references to the estimated amounts in the footnotes to the annual fund operating expenses table. Please review and update accordingly.

RESPONSE: The Registrant believes that it is appropriate to provide the estimated amounts in the footnotes because the Acquiring Fund was launched in August 2018 and there have not been any material adjustments to restate the fees.

2.	In the pro forma financial narrative of the proxy statement/prospectus, please update the disclosure to correct the incorrect fund names listed in the second paragraph.

RESPONSE: The Registrant has updated the disclosure.

E.	Accounting Comment for 333-235589
(JNL Institutional Alt 100 Fund into JNL Multi-Manager Alternative Fund)

1.	In the fourth paragraph of the letter to contract owners, please correct the statement that only the Acquired Fund is sub-advised by investment sub-advisers.

RESPONSE: The Registrant has updated the disclosure.

F.	Accounting Comment for 333-235591
(JNL/The London Company Focused U.S. Equity Fund into JNL/Morningstar Wide Moat Index Fund)

1.
On page 4 of the proxy statement/prospectus, please review the appropriateness of the footnote to the annual operating fund expenses table that states the Acquired Fund’s fees have been restated to reflect current fees as it correlates to the amount listed in the annual report.

RESPONSE: The Registrant confirms that footnote was included because there was a contractual fee reduction effective in April 2018, even though it was not greater than 1 basis point.

G.	Accounting Comment for 333-235592
(JNL/Neuberger Berman Currency Fund into JNL/PIMCO Income Fund)

1.
In the fifth bullet point on page 3 of the proxy statement/prospectus, please confirm if the actual management fee for the Neuberger Fund should be 0.55% or 0.56% for December 31, 2018, and update if necessary.

RESPONSE: The Registrant has updated the disclosure.

H.	Accounting Comment for 333-235593
(JNL/PPM America Mid Cap Value Fund into JNL/MFS Mid Cap Value Fund)

1.
On page 4 of the proxy statement/prospectus, please review the appropriateness of the footnote to the annual operating fund expenses table that states the Acquired Fund’s fees have been restated to reflect current fees as it correlates to the amount listed in the annual report.

RESPONSE: The Registrant confirms that footnote was included because there was a contractual fee reduction effective in April 2018, even though it was not greater than 1 basis point.

I.	Accounting Comments for 333-235609
(JNL Institutional Alt 50 Fund into JNL Moderate Allocation Fund)

1.	Please provide the analysis, as described in the North American Series Trust SEC No-Action Letter, for this Reorganization.

RESPONSE: The Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the Combined Fund resulting from the Reorganization will most closely resemble the corresponding Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving fund of the Reorganization, for the following reasons:

•	The Combined Fund will have investment objectives, policies, and restrictions identical to those of the Acquiring Fund.
•	The Acquiring Fund will be the legal survivor and the Combined Fund will continue to use the Acquiring Fund’s name.
•
The portfolio composition of the Combined Fund will more closely resemble that of the Acquiring Fund.  It is currently anticipated that, in connection with the Reorganization, the holdings in the Acquired Fund will be aligned with the Acquiring Fund in advance of the Reorganization in accordance with the Acquiring Fund’s principal investment strategies.

•	The expense structure and expense ratios of the Combined Fund will more closely resemble that of the Acquiring Fund.
•	The Combined Fund will have the same investment adviser and portfolio management team as the Acquiring Fund.

2.
On page 4 of the proxy statement/prospectus, please review the waiver listed in the annual operating fund expenses table and confirm if the waiver will continue on the Combined Fund.  If so, it should be re-dated and the expenses within the table recalculated.

RESPONSE: The Registrant has updated the disclosure.

J.	Accounting Comments for 333-235610
(JNL/Franklin Templeton Global Fund into JNL/Loomis Sayles Global Growth Fund)

1.	Please provide the revised analysis, as described in the North American Series Trust SEC No-Action Letter, for this Reorganization.

RESPONSE: The Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the Combined Fund resulting from the Reorganization will most closely resemble the corresponding Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving fund of the Reorganization, for the following reasons:

•	The Combined Fund will have investment objectives, policies, and restrictions identical to those of the Acquiring Fund.

o
As disclosed in the N-14, the Acquired Fund and Acquiring Fund have substantially similar investment objectives. Both Funds seek long-term capital growth.  For a detailed comparison of each Fund’s investment policies and strategies, please see the section titled “Comparison of Investment Objectives and Principal Investment Strategies” and Appendix B in the N-14.

o
As disclosed in the N-14, the Acquired Fund and Acquiring Fund have similar principal investment strategies. Under normal market conditions, both Funds will invest primarily in equity securities. Both Funds will invest in securities that provide exposure to not fewer than three countries, including the United States. Under normal market conditions, the Acquired Fund invests significantly (ordinarily at least 40% - unless market conditions are not deemed favorable by the Sub-Adviser, in which case the Fund would invest at least 30%) in non-U.S. companies. The Acquiring Fund will invest at least 40% of its assets in securities of companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges, or companies that have been formed under the laws of non-U.S. countries. Both Funds may also invest in emerging markets. For a detailed comparison of each Fund’s investment policies and strategies, please see the section titled “Comparison of Investment Objectives and Principal Investment Strategies” and Appendix B in the N-14.

o
As disclosed in the N-14, the Acquired Fund and Acquiring Fund have similar fundamental policies; however, there are also differences.  The Acquiring Fund is a “non-diversified” fund, whereas the Acquired Fund is a “diversified” fund. Additionally, the Acquired Fund may not invest in oil, gas or other mineral leases, exploration or development programs, including limited partnership interests (debt or equity securities issued by companies engaged in the oil, gas, or real estate businesses are not considered oil or gas interests or real estate for purposes of this restriction). The Acquiring Fund does not have the same restriction as the Acquired Fund. For a detailed comparison of each Fund’s fundamental investment policies, please see the section titled “Comparison of Fundamental Policies” in the N-14.

•	The Acquiring Fund will be the legal survivor and the Combined Fund will continue to use the Acquiring Fund’s name.

•
As disclosed in the N-14, the Acquired Fund and Acquiring Fund had net assets of approximately $440.00 million and $299.26 million, respectively, as of June 30, 2019. Thus, if the Reorganization had been in effect on that date, the Combined Fund would have had net assets of approximately $739.26 million.  As of December 31, 2019, the Acquired Fund and Acquiring Fund had net assets of approximately $442.22 million and $312.53 million, respectively. As of December 31, 2019, approximately $1,000 of the Acquiring Fund’s assets consisted of seed money investment from Jackson National, an affiliate of JNAM (the investment adviser to the Acquired Fund and Acquiring Fund). There is no seed money in the Acquired Fund. As disclosed in the N-14, the Insurance Companies (as defined in the N-14) and their affiliates will vote their own shares and shares held by other regulated investment companies in the same proportion as voting instructions timely given by Contract Owners (as defined in the N-14).  As such, the shares representing Jackson National’s seed money investment will be voted in the same proportion as voting instructions timely given by Contract Owners.  Please see the section titled “Contract Owner Voting Instructions” in the N-14 for more information.

•
As disclosed in the N-14, the portfolio composition of the Combined Fund will more closely resemble that of the Acquiring Fund. It is currently anticipated that the Acquired Fund will transfer its holdings to the Acquiring Fund in connection with the Reorganization and that, prior to the Reorganization, JNAM will use a transition manager to align the Acquired Fund’s holdings with those of the Acquiring Fund. As of January 14, 2020, it is anticipated that approximately 78% of the Acquired Fund’s holdings will be liquidated in advance of the Reorganization and realigned in accordance with the Acquiring Fund’s principal investment strategies.

•
As disclosed in the N-14, the expense structure and expense ratios of the Combined Fund will more closely resemble that of the Acquiring Fund. For a detailed comparison of the fees and expenses of the Acquired and Acquiring Funds, please see the section titled “Comparative Fee and Expense Tables” and “Additional Information about the Funds” in the N-14.

•	As disclosed in the N-14, the Combined Fund will have the same investment adviser, sub-adviser and portfolio management team as the Acquiring Fund.

2.
On page 4 of the proxy statement/prospectus, please confirm if the amount listed in the annual fund operating expenses table for the Combined Fund’s management fee should be 0.55%, and, if so, the amounts for the Combined Fund should be updated.

RESPONSE: The Registrant confirms that the management fee for the Combined Fund is correctly stated in the table because the assets for the Combined Fund will cross a breakpoint point in the fee schedule.

3.	In the capitalization table on page 12 of the proxy statement/prospectus, the proforma Class I’s NAV should calculate to 10.99. Please review and adjust accordingly.

RESPONSE: The Registrant has updated the disclosure.

K.	Accounting Comments for 333-235611
(JNL/Invesco China-India Fund and JNL/Oppenheimer Emerging Markets Innovator Fund into JNL/Lazard Emerging Markets Fund)

1.	Please confirm if there will be a change to the management fee schedule for the Acquiring Fund post-strategy change.

RESPONSE: The Registrant confirms there will be no changes to the management fee schedule post-strategy change.

2.
In the annual fund operating expenses table on pages 41 and D-1 of the proxy statement/prospectus, the management fee waiver is not reflected for the Acquiring Fund.  Please revise the expense tables on these pages accordingly.

RESPONSE: The Registrant confirms that the fees include in the table are correct but that the footnote reflect current fees was inadvertently omitted. The Registrant has updated the disclosure to include the applicable footnote.

3.	In the capitalization tables on pages 44 and D-3 of the proxy statement/prospectus, the Invesco Fund’s Class A NAV should calculate to 10.12. Please review and adjust accordingly.

RESPONSE: The Registrant has updated the disclosure.

4.
In the capitalization table on page D-3 of the proxy statement/prospectus, please review the net assets provided for the pro forma Lazard Fund (assuming both Proposal 1 and Proposal 2 are approved) and update accordingly.

RESPONSE: The Registrant has updated the disclosure.

L.	Accounting Comments for 333-235616
(JNL/PPM America Value Equity Fund into JNL/Franklin Templeton Mutual Shares Fund)

1.	The net assets of the Combined Fund as of June 30, 2019 were $810 million; please recalculate the annual fund operating expenses table accordingly.

RESPONSE: The Registrant confirms that the table is accurate as disclosed and also notes that although the net assets as of June 30, 2019 were $810 million, the annual average net assets, upon which the fees in the table are calculated, were $1.3 billion.

M.	Accounting Comments for 333-235617
(JNL/FPA + DoubleLine® Flexible Allocation Fund into JNL/JPMorgan Global Allocation Fund)

1.	Please provide the revised analysis, as described in the North American Series Trust SEC No-Action Letter, for this Reorganization.

RESPONSE: The Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the Combined Fund resulting from the Reorganization will most closely resemble the corresponding Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving fund of the Reorganization, for the following reasons:

•	The Combined Fund will have investment objectives, policies, and restrictions identical to those of the Acquiring Fund.

o
As disclosed in the N-14, the Acquired Fund and Acquiring Fund have similar investment objectives. The Acquired Fund seeks to provide total return, while the Acquiring Fund seeks to maximize long-term total return.

o
As disclosed in the N-14, although the Acquired Fund and Acquiring Fund have similar investment objectives, they employ different investment strategies in seeking to achieve those objectives.  The Acquired Fund seeks to achieve its objective by allocating among updated strategies managed by unaffiliated sub-advisers. Each of the sub-advisers generally provides day-to-day management for a designated portion of the Acquired Fund’s assets, and each sub-adviser uses different investment strategies in managing the Acquired Fund’s assets, acts independently from the other sub-adviser, and uses its own methodology for selecting investments. The Acquired Fund pursues a contrarian value strategy that seeks to identify absolute value opportunities across the capital structure, and in a variety of market capitalizations, geographies and sectors with the long-term objective of achieving equity rates of return with less risk than the market.  The Acquired Fund also holds private investments. While both Funds are permitted to make foreign investments, under normal circumstances, the Acquiring Fund will invest at least 40% of its total assets in countries other than the United States unless the Acquiring Fund’s sub-adviser determines that conditions are not favorable. The Acquiring Fund has significant flexibility to invest in a broad range of equity, fixed income, and alternative asset classes in the U.S. and other markets throughout the world, both developed and emerging. The Acquiring Fund is generally unconstrained by any particular capitalization with regard to its equity investments and is also generally unconstrained with regard to the duration of its fixed income investments.  For a detailed comparison of each Fund’s investment policies and strategies, please see the section titled “Comparison of Investment Objectives and Principal Investment Strategies” and Appendix B in the N-14.

o
As disclosed in the N-14, the Funds have the same fundamental policies.  For a detailed comparison of each Fund’s fundamental investment policies, please see the section titled “Comparison of Fundamental Policies” in the N-14.

•	The Acquiring Fund will be the legal survivor and the Combined Fund will continue to use the Acquiring Fund’s name.

•
As disclosed in the N-14, the Acquired Fund and the Acquiring Fund had net assets of approximately $1.69 billion and $53.5 million, respectively, as of June 30, 2019.  Thus, if the Reorganization had been in effect on that date, the Combined Fund would have had net assets of approximately $1.74 billion.  As of December 31, 2019, the Acquired Fund and the Acquiring Fund had net assets of approximately $1.59 billion and $51.6 million, respectively.  Thus, if the Reorganization had been in effect on that date, the Combined Fund would have had net assets of approximately $1.64 billion.   As of December 31, 2019, approximately $13.1 million of the Acquiring Fund’s assets consisted of seed money investment from Jackson National, an affiliate of JNAM (the investment adviser to the Acquired Fund and Acquiring Fund).  There is no seed money in the Acquired Fund. As disclosed in the N-14, the Insurance Companies (as defined in the N-14) and their affiliates will vote their own shares and shares held by other regulated investment companies in the same proportion as voting instructions timely given by Contract Owners (as defined in the N-14).  As such, the shares representing Jackson National’s seed money investment will be voted in the same proportion as voting instructions timely given by Contract Owners.  Please see the section titled “Contract Owner Voting Instructions” in the N-14 for more information.

•
As disclosed in the N-14, the portfolio composition of the Combined Fund will more closely resemble that of the Acquiring Fund.  It is currently anticipated that the Acquired Fund’s holdings that are sub-advised by Ivy will be transferred to the Acquiring Fund in connection with the Reorganization, and the Acquired Fund’s remaining holdings (estimated at approximately 99.5% of the Acquired Fund’s holdings as of January 14, 2020) will be liquidated in advance of the Reorganization and the resulting proceeds will be invested in the Acquiring Fund in accordance with the Acquiring Fund’s principal investment strategies.

•
As disclosed in the N-14, the expense structure and expense ratios of the Combined Fund will more closely resemble that of the Acquiring Fund. For a detailed comparison of the fees and expenses of the Funds, please see the section titled “Comparative Fee and Expense Tables” and “Additional Information about the Funds” in the N-14.

•
As disclosed in the N-14, the Combined Fund will have the same investment adviser, sub-adviser and portfolio management team as the Acquiring Fund.  Also as disclosed in the N-14 and noted above, Ivy, currently a sub-adviser to the Acquired Fund, will be appointed as a sub-adviser to the Acquiring Fund to manage the securities to transferred to the Acquiring Fund in connection with the Reorganization.

2.	Please supplementally confirm if the Acquiring Fund has short expenses prior to the Reorganization and if the Combined Fund will also have short expenses.

RESPONSE: The Registrant confirms that the Acquiring Fund had short expenses of approximately 1 basis point for the year ended December 31, 2019. The Registrant also confirms that it is anticipated that the Combined Fund will continue to have short expenses.

3.	Please supplementally provide additional detail relating to the Acquiring Fund’s investments in other funds and whether that is expected to change as a result of the Reorganization.

RESPONSE: The Acquiring Fund currently invests in securities as well as other funds to gain its desired exposure, as described in the Acquiring Fund’s principal investment strategies. As a result of the Reorganization, the Combined Fund (with greater assets than the Acquired Fund currently) will no longer invest in other funds; the Combined Fund will invest in securities and will continue to maintain the same underlying exposure within its portfolio as the Acquiring Fund did prior to the Reorganization.

4.	In the capitalization table on page 17 of the proxy statement/prospectus, the proforma Class I’s NAV should calculate to 11.75. Please review and adjust accordingly.

RESPONSE: The Registrant has updated the disclosure.

5.
In the pro forma financial narrative of the proxy statement/prospectus, please discuss the changes to the management fees.  Additionally, please confirm if the management fees reflected are as of June 30, 2019 and also if the Acquiring Fund’s management fees includes the fee from the previous manager.

RESPONSE: The Registrant confirms that the management fees are the current fees of June 30, 2019, and that the Acquiring Fund’s management fees do not include the fees for when the Fund was previously managed by another sub-adviser for the period of January 1, 2019 to June 24, 2019. Additionally, the Registrant has updated the disclosure, as applicable.

6.
In the pro forma financial narrative of the proxy statement/prospectus, please include additional fee information, such as short sales, AFFE, and waivers. Please also discuss fees post-Reorganization and whether it is expected to result in lower fees for the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

Each Registrant understands that it is responsible for the accuracy or inaccuracy of its respective Registration Statement notwithstanding any action or inaction on the part of the Commission Staff.

It is the Registrants’ intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File

Appendix A
File No.: 333-235612

Excerpt from PRO FORMA FINANCIAL INFORMATION
JNL/Goldman Sachs Emerging Markets Debt Fund merging into JNL/DoubleLine® Emerging Markets Fixed Income Fund
The Reorganization is not expected to be a taxable event for federal income tax purposes for Contract Owners.

If the Reorganization is consummated, the Combined Fund would seek to be treated as a partnership for U.S. federal income tax purposes, if such qualification is in the best interests of shareholders. Partnerships generally are not subject to federal income tax. In addition, the Acquired Fund, which intends to qualify for treatment as a regulated investment company through the Closing Date of the Reorganization, will make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. Accordingly, no provision for federal income taxes is required.
As of December 31, 2018, the Acquired Fund had $38,826,122 in capital loss carryforwards.  The Acquiring Fund converted from a regulated investment company to a partnership for U.S. federal income tax purposes, effective January 1, 2019, and as such, the Acquiring Fund’s capital loss carryforwards as of December 31, 2018 were written off.